Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated October 24, 2012

$[—] Buffered SuperTrackSM Notes due December 2, 2013 Linked to the Performance of Shares of the SPDR® Gold Trust Global Medium-Term Notes, Series A, No. E-7574

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	October 25, 2012

Issue Date:	October 30, 2012

Final Valuation Date:	November 26, 2013*

Maturity Date:	December 2, 2013**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Shares of the SPDR® Gold Trust (the “Underlying Shares”) (Bloomberg ticker symbol: “GLD UP <Equity>”). The SPDR® Gold Trust will be referred to as the “Trust”.

Maximum Return:	[14.25% - 16.00%***] *** The actual Maximum Return will be determined on the Initial Valuation Date and will not be less than 14.25%

Upside Leverage Factor:	1.50

Barrier Level:	[—], equal to the Initial Price multiplied by 90.00%, rounded to the nearest cent.

Payment at Maturity:

•        If the Reference Asset Return is greater than 0%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Upside Leverage Factor times the Reference Asset Return, subject to the Maximum Return on the Notes. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × 1.50 × Reference Asset Return]

Assuming that the Maximum Return is set at 14.25% on the Initial Valuation Date, if the Reference Asset Return is 9.50% or more, you will receive (subject to our credit risk) a payment at maturity of $1,142.50 per $1,000 principal amount Note that you hold, the maximum possible payment on the Notes.

•        If the Reference Asset Return is less than or equal to 0% and equal to or greater than -10.00%, you will receive (subject to our credit risk) the principal amount of your Notes; and

•        If the Reference Asset Return is less than -10.00%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) $1,000 times the Reference Asset Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Reference Asset Return]

You will lose some or all of your principal at maturity if the Reference Asset Return is less than -10.00% and, accordingly, the Final Price is less than the Barrier Level. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[—], the Closing Price of the Underlying Shares on the Initial Valuation Date.

Final Price:	The Closing Price of the Underlying Shares on the Final Valuation Date.

Closing Price:

With respect to a valuation date, the official closing price per Underlying Share on that valuation date as displayed on Bloomberg Professional® service page “GLD UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Closing Price of the Underlying Share will be based on the alternate calculation of the Reference Asset as described in “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TJL2 and US06741TJL26

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Not Comprised of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Not Comprised of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.00% of the principal amount of the Notes, or $10.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their pricing. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that, for purposes of the hypothetical total returns set forth below, we are assuming a hypothetical Initial Price of $165.43, a Maximum Return of 14.25%, a Barrier Level of $148.89 (90.00% of the Initial Level, rounded to the nearest cent) and the Upside Leverage Factor of 1.50. The examples below do not take into account any tax consequences from investing in the Notes.

Final Price of the Underlying Shares($)	Reference Asset Return	Payment at Maturity*	Total Return on Notes
330.85	100.00%	$1,142.50	14.25%
314.31	90.00%	$1,142.50	14.25%
297.77	80.00%	$1,142.50	14.25%
281.22	70.00%	$1,142.50	14.25%
264.68	60.00%	$1,142.50	14.25%
248.14	50.00%	$1,142.50	14.25%
231.60	40.00%	$1,142.50	14.25%
215.05	30.00%	$1,142.50	14.25%
198.51	20.00%	$1,142.50	14.25%
181.97	10.00%	$1,142.50	14.25%
181.14	9.50%	$1,142.50	14.25%
173.70	5.00%	$1,075.00	7.50%
169.56	2.50%	$1,037.50	3.75%
165.43	0.00%	$1,000.00	0.00%
157.15	-5.00%	$1,000.00	0.00%
148.89	-10.00%	$1,000.00	0.00%
140.61	-15.00%	$850.00	-15.00%
132.34	-20.00%	$800.00	-20.00%
115.80	-30.00%	$700.00	-30.00%
99.26	-40.00%	$600.00	-40.00%
82.71	-50.00%	$500.00	-50.00%
66.17	-60.00%	$400.00	-60.00%
49.63	-70.00%	$300.00	-70.00%
33.09	-80.00%	$200.00	-80.00%
16.54	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

*	per $1,000 principal amount Note

PPS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain total returns set forth in the table above are calculated.

Example 1: The price of the Underlying Shares increase from an Initial Price of $165.43 to a Final Price of $173.70.

Because the Reference Asset Return of 5.00% multiplied by the Upside Leverage Factor of 1.50 does not exceed the Maximum Return of 14.25%, the investor will receive (subject to our credit risk) a payment at maturity of $1,075.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × Reference Asset Return × Upside Leverage Factor]

$1,000 + [$1,000 × 5.00% × 1.50] = $1,075.00

The total return on the investment of the Notes is 7.50%.

Example 2: The price of the Underlying Shares decrease from an Initial Price of $165.43 to a Final Price of $157.15.

Because the Final Price of $157.15 is less than the Initial Price of $165.43 but is not less than the Barrier Level of $148.89, the investor will receive (subject to our credit risk) a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The price of the Underlying Shares increase from an Initial Price of $165.43 to a Final Price of $198.51.

Because the Reference Asset Return of 20.00% multiplied by the Upside Leverage Factor of 1.50 exceeds the Maximum Return of 14.25%, the investor will receive (subject to our credit risk) a payment at maturity of $1,142.50 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes is 14.25%.

Example 4: The price of the Underlying Shares decreases from an Initial Price of $165.43 to a Final Price of $115.80.

Because the Final Price of $115.80 is less than the Barrier Level of $148.89, the investor will receive (subject to our credit risk) a payment at maturity of $700.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × -30.00% ] = $700.00

The total return on the investment of the Notes is -30.00%.

SELECTED PURCHASE CONSIDERATIONS

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

PPS-3

•

For a description of what constitutes a market disruption event with respect to the Underlying Shares as well as the consequences of that market disruption event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Not Comprised of Equity Securities”; and

•

For a description of further adjustments that may affect the Underlying Shares, see “Reference Assets—Exchange-Traded Fund—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

•

Exposure to the Underlying Shares—The payment at maturity on your Notes is linked to the performance of the Underlying Shares from the Initial Price to the Final Price. The Trust is an investment trust that holds gold bars. The objective of the Trust is to track, before fees and expenses, the performance of the price of gold bullion. For more information, please see “Description of the SPDR Gold Trust” in this preliminary pricing supplement.

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Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described below. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Underlying Shares. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Section 1260. Because the Notes are linked to shares of a trust, an investment in the Notes could be treated as a “constructive ownership transaction” subject to Section 1260 of the Internal Revenue Code, although it arguably would not be because the Notes only track the value of the Underlying Shares to a limited extent. Section 1260 provides that any long-term capital gain that is recognized in respect of a contract that is subject to Section 1260 shall be determined on the basis of the rate that would have been applicable to the “net underlying long-term capital gain” from the transaction, which is the amount of long-term capital gain that you would have realized had you purchased the actual number of Underlying Shares referenced by your Notes on the date that you purchased your Notes and sold those shares on the date of the sale or maturity of the Notes. Under current law, because the assets of the Trust (gold bullion) are “collectibles” for U.S. federal income tax purposes, long-term capital gain recognized on a sale of the Underlying Shares would generally be taxed at the maximum 28% rate applicable to collectibles held for more than one year. Therefore, if Section 1260 were to apply to your Notes, your gain on the Notes would generally be subject to tax at a rate of 28% if you have held your Notes for more than one year. In addition, if Section 1260 were to apply to your Notes, the portion of any long-term capital gain you recognized on the sale or maturity of the Notes that exceeded the amount of such “net underlying long-term capital gain” would be recharacterized as ordinary income. Any such ordinary income would be treated as accruing over the period you held the Notes at a constant rate equal to the applicable federal rate in effect at the time of sale or maturity of the Notes, and you would be subject to an interest charge in respect of the deferred tax liability on the income treated as accruing in prior tax years. The application of Section 1260 to instruments such as the Notes is unclear, and other treatments might be possible. You should consult your tax advisor regarding the potential application of the “constructive ownership” rules to the Notes.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. For example, even if Section 1260 does not apply to your Notes, it is possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because (i) a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that indirectly reflects the value of a collectible (as reflected in the price of the Underlying Shares), and (ii) the executory contract tracks the value of gold only to a limited extent.

PPS-4

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying Shares. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Significant Loss; No Principal Protection—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Underlying Shares and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. If the Final Price of the Underlying Shares is less than the Barrier Level, your Notes will be fully exposed to the decline in the Underlying Shares from the Initial Price to the Final Price and you will lose some or all of your investment in the Notes. As such, you may lose up to 100% of your investment in the Notes.

•

Any Positive Return on the Notes Will Not Exceed the Maximum Return—If the Final Price is greater than the Initial Price, for each $1,000 principal amount Note, you will receive at maturity (subject to our credit risk) $1,000 plus an additional amount that will not exceed $1,000 multiplied by the Maximum Return. The Maximum Return will be set on the Initial Valuation Date and will not be less than 14.25%. Assuming that the Maximum Return is set at 14.25% on the Initial Valuation Date, the maximum payment that you may receive at maturity will be $1,142.50 per $1,000 principal amount Note. As such, the appreciation potential of the Notes is limited by the maximum payment that you may receive at maturity.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights; No Rights Against the Trust or the Trustee, the Sponsor or the Custodian of the Trust; Investing in the Notes is Not the Same as a Direct Investment in the Underlying Shares—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Shares would have. Further, you will have no rights against the Trust or the trustee, the sponsor, the custodian or the marketing agent of the Trust even though your payment at maturity will depend upon the Closing Price of the Underlying Shares on the Final Valuation Date. The Trust and the trustee, the sponsor, the custodian and the marketing agent of the Trust are not in any way involved in this offering and have no obligation relating to the Notes or the holders of the Notes.

PPS-5

•

The Payment at Maturity of Your Notes is Not Based on the Price of the Underlying Shares at Any Time Other than the Final Price on the Final Valuation Date as Compared to the Initial Price on the Initial Valuation Date—The Final Price of the Underlying Shares is the Closing Price of the Underlying Shares on the Final Valuation Date and the Reference Asset Return will be based solely on the Final Price of the Underlying Shares as compared with the Initial Price of the Underlying Shares. Therefore, if the Closing Price of the Underlying Shares drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of the Underlying Shares prior to such drop.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Investing in the Notes is Not Equivalent to a Direct Investment in Gold. The Notes are linked to the performance of the Underlying Shares, not to the spot price of gold, and the performance of the Underlying Shares may differ from the performance of the spot price of gold because, among other reasons, the performance of the Underlying Shares will reflect the expenses of the Trust. The performance of the Underlying Shares may not exactly replicate the performance of the price of gold due to the fees and expenses charged by the Trust or restrictions on access to gold due to other circumstances. The Trust does not generate any income and the Trust regularly sells gold to pay for its ongoing expenses irrespective of whether the price of the Underlying Shares rises or falls in response to changes in the price of gold. The sale of the Trust’s gold to pay expenses at a time of low gold prices could adversely affect the value of the Notes. Further, investors should be aware that a gradual decline in the amount of gold represented by each Underlying Share will occur regardless of whether the price of the Underlying Shares rises or falls in response to changes in the price of gold.

Because the Notes are linked to the Underlying Shares and not directly to the price of gold, investors in the Notes are subject to risks relating to the Trust, such as the risk of mismanagement of the Trust, insolvency of the custodian that holds the gold on behalf of the Trust and any liabilities that may arise against the Trust. Additionally, there is a risk that part or all of the Trust’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise, and that the Trust’s sources of recovery upon the occurrence of such an event may be limited. Moreover, there may be a discount or premium in the price of the Underlying Shares relative to the net asset value (the “NAV”) of the Trust due, in part, to non-concurrent trading hours between the primary gold futures exchanges and NYSE Arca, Inc. (the “NYSE Arca”), the primary U.S. exchange for the Underlying Shares. Liquidity in the global gold market may be reduced after the close of such gold futures exchanges and trading spreads, and the resulting premium or discount, on the underlying shares may widen. For more information on the calculation of the NAV, see “Description of the SPDR® Gold Trust” below. For all of the foregoing reasons, the performance of the Trust over the term of the Notes may not correlate with the performance of the return on gold over the same period. Consequently, the return on the Notes will not be the same as investing directly in the Trust, gold or other exchange-traded or over-the-counter instruments based on gold.

•

The Performance of the Underlying Shares is Linked to the Performance of Gold and Exposes Investors to the Risks Associated with Investing in Gold—Because the investment objective of the Trust is for the Underlying Shares to reflect the performance of the price of gold bullion (less the expenses of the Trust), the Notes are subject to risks applicable to an investment in gold. Investments based on the price of a single commodity, such as gold, are considered speculative. The price of gold has fluctuated widely over the past several years. The price of gold is significantly affected by the global demand for and supply of gold, which is influenced by factors such as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, investment and trading activities of hedge funds and commodity funds and global or regional economic, financial, political, regulatory, judicial or other events. In particular, you should understand that the price of gold may be

PPS-6

inversely correlated with the strength or weakness of the U.S. dollar relative to other currencies. If the U.S. dollar generally strengthens relative to other currencies and all other conditions remain constant, the price of gold may be expected to decline. However, you should also understand that many factors other than the value of the U.S. dollar affect the price of gold and that, at numerous times in the past, the price of gold and the value of the U.S. dollar have declined at the same time. Accordingly, gold may not be an effective hedge against depreciation of the U.S. dollar. If gold markets continue to be subject to sharp fluctuations, this may result in a significant loss on the notes. Gold markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations. In the event that the price of gold declines over the term of the notes, you may experience a significant loss on your investment in the notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

In addition, as discussed above, it is possible that the Notes could be considered a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code. In such a case, any long-term capital gain you recognize upon the sale or maturity of your Notes may be characterized as collectibles gain or ordinary income, and you may be subject to an interest charge in respect of any deferred tax liability. You should consult your tax advisor with respect to the possible application of Section 1260 to the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Underlying Shares on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Shares;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

DESCRIPTION OF THE SPDR GOLD TRUST

General

We have derived all information regarding the SPDR Gold Trust (the “Trust”) contained in this preliminary pricing supplement from information provided to or filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Trust pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such information can be located by reference to the SEC file numbers 333-153150 and 001-32356, respectively, on the SEC’s website at http://www.sec.gov. In addition, information regarding the Trust may be obtained from other publicly available sources such as the SPDR’s website: www.spdrs.com. All such information reflects the policies of, and is subject to change by, the sponsor to the Trust and the Trust. Information obtained from such sources, including the SPDR’s website, is not, and should not be considered, incorporated by reference in this preliminary pricing supplement. We have not undertaken any independent review or due diligence of such information and make no representation or warranty as to the accuracy or completeness of such information.

The Trust seeks investment results that reflect the performance of the price of gold bullion, less the Trust’s expenses. The sponsor of the Trust is World Gold Trust Services, LLC (the “Sponsor”); BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Trust (the “Trustee”); HSBC Bank USA, N.A. is the custodian of the Trust (the “Custodian”); and State Street Global Markets, LLC is the marketing agent for the Trust (the “Marketing Agent”). The Trust is an exchange-traded fund that trades on the NYSE Arca stock exchange under the ticker symbol “GLD.”

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Investment Objective and Strategy of Trust

The Trust holds gold bars and is expected from time to time to issue shares, which we refer to as the Underlying Shares, in exchange for deposits of gold and to distribute gold in connection with the redemption of the Underlying Shares. The Sponsor believes that the Underlying Shares provide investors with indirect access to the gold bullion market. The assets of the Trust consist of gold and, possibly from time to time, cash, each of which will only be (1) held by the Trust, (2) distributed to authorized participants in connection with the redemption of Underlying Shares or (3) sold or disbursed as needed to pay expenses.

The Underlying Shares represent units of fractional undivided beneficial interest in and ownership of the Trust and trade under the ticker symbol “GLD” on the NYSE Arca. The Trust creates and redeems Underlying Shares only in one or more blocks of 100,000 Underlying Shares, each of which is called a basket. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem. The creation and redemption of baskets requires the delivery to the Trust or the distribution by the Trust of the amount of gold and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined daily adjusted net asset value (“NAV”) of the number of Underlying Shares included in the baskets being created or redeemed. The initial amount of gold required for deposit with the Trust to create Underlying Shares for the period from the formation of the Trust to the first day of trading of the Underlying Shares on the NYSE was 10,000 ounces per basket. The number of ounces of gold required to create a basket or to be delivered upon the redemption of a basket gradually decreases over time, due to the accrual of the Trust’s expenses and the sale of the Trust’s gold to pay the Trust’s expenses. The Trust’s expenses include, among other things, fees and expenses of the Trustee, the fees and expense of the Sponsor and fees of the Marketing Agent. Each of the Sponsor and the Marketing Agent generally receive fees for their services at an annual rate equal to 0.15% of the NAV of Trust (subject to reduction in certain circumstances).

The NAV of the Trust is the aggregate value of the Trust’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). To determine the NAV, the Trustee values the gold held by the Trust based on the price of an ounce of gold as set by the afternoon session of the twice daily fix of the price of an ounce of gold which starts at 3:00PM London, England time and is performed by the five members of the London gold fix (the “London PM Fix”). The NAV of the Trust is determined by the Trustee on each day that NYSE Arca is open for regular trading, at the earlier of the London PM Fix for the day or 12:00 PM New York time. If no London PM Fix is made on a particular evaluation day or if the London PM Fix has not been announced by 12:00 PM New York time on a particular day of determination, the next most recent London gold price fix (AM or PM) is used in the determination of the NAV of the Trust, unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such determination. The Trustee also determines the NAV per underlying share, which equals the NAV of the Trust, divided by the number of outstanding underlying shares.

As of March 31, 2012, the amount of gold owned by the Trust and held by the Custodian in its vault was approximately 41.4 million ounces with a market value of approximately $68.8 billion (at a cost of approximately $46.7 billion). 100% of the gold held by the Custodian is allocated gold in the form of “London Good Delivery”. Subcustodians held nil ounces of gold in their vaults on behalf of the Trust. An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified gold bars owned by the account holder are credited. The gold bars in an allocated gold account are specific to that account and are identified by a list which shows, for each gold bar, the refiner, assay or fineness, serial number and gross and fine weight. As a result of an amendment to the Trust’s agreements with the Custodian effective June 1, 2011, all of the Trust’s gold is fully allocated at the end of each business day. The Custodian provides the Trustee with regular reports detailing the gold transfers in and out of the Trust’s allocated account and identifying the gold bars held in the Trust’s allocated account. Gold held in the Trust’s allocated account is the property of the Trust and is not traded, leased or loaned under any circumstances.

Termination of the Trust

The Sponsor may, and it is anticipated that the Sponsor will, direct the Trustee to terminate and liquidate the Trust at any time after the first anniversary of the Trust’s formation when the NAV of the Trust is less than $350 million (as adjusted for inflation). The Sponsor may also direct the Trustee to terminate the Trust if the Commodity Futures Trading Commission, or the CFTC, determines that the Trust is a commodity pool under the Commodity Exchange Act of 1936, as amended, or the CEA. The Trustee may also terminate the Trust upon the agreement of shareholders owning at least two-thirds of the outstanding underlying shares.

The Trustee will terminate and liquidate the Trust if any of the following events occur:

•	the Depositary Trust Company, the securities depository for the underlying shares, is unwilling or unable to perform its functions under the Trust indenture and no suitable replacement is available;

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The underlying shares are de-listed from the NYSE Arca and are not listed for trading on another U.S. national securities exchange or through the NASDAQ Stock Market within five business days from the date the underlying shares are de-listed;

•	the NAV of the Trust remains less than $50 million for a period of 50 consecutive Business Days;

•	the Sponsor resigns or is unable to perform its duties or becomes bankrupt or insolvent and the Trustee has not appointed a successor and has not itself agreed to act as Sponsor;

•	the Trustee resigns or is removed and no successor trustee is appointed within 60 days;

•	the Custodian resigns and no successor custodian is appointed within 60 days;

•	the sale of all of the Trust’s assets;

•	the Trust fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust; or

•	the maximum period for which the Trust is allowed to exist under New York law ends.

Upon the termination of the Trust, the Trustee will, within a reasonable time after the termination of the Trust, sell the Trust’s gold bars and, after paying or making provision for the Trust’s liabilities, distribute the proceeds to the holders of the underlying shares.

Historical Information

We obtained the historical trading price information in the chart and the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying Shares on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying Shareswill result in the return of any of your initial investment.

The following table sets forth the high and low closing prices of the Underlying Shares , as well as end-of-quarter closing prices, during the periods indicated below.

Quarter / Period Ending	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
March 31, 2008	99.22	84.77	90.38
June 30, 2008	93.26	83.97	91.40
September 30, 2008	96.22	73.13	85.07
December 31, 2008	89.90	70.00	86.55
March 31, 2009	97.81	79.79	90.28
June 30, 2009	96.36	85.22	91.18
September 30, 2009	99.91	89.27	98.85
December 31, 2009	119.18	97.89	107.31
March 31, 2010	112.85	104.04	108.95
June 30, 2010	122.83	110.26	121.68
September 30, 2010	127.95	113.51	127.91
December 31, 2010	139.17	128.46	138.72
March 31, 2011	140.34	127.94	139.82
June 30, 2011	152.36	139.20	145.98
September 30, 2011	184.59	144.94	158.08
December 31, 2011	174.98	150.34	151.99
March 31, 2012	173.49	155.92	162.14
June 30, 2012	162.94	149.46	155.19
September 30, 2012	172.36	152.15	172.02
October 23, 2012*	173.61	165.43	165.43

*	High, low and closing prices are for the period starting October 1, 2012 and ending October 23, 2012.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The following graph sets forth the historical performance of the Underlying Shares based on the daily Closing Prices from January 3, 2007 through October 23, 2012. The Closing Price of the Underlying Shares on October 23, 2012 was $165.43

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement

The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. The Notes are not sponsored, endorsed, sold or promoted by S&P, the Sponsor, the Trustee, the Custodian or the Marketing Agent. Each of S&P, the Sponsor, the Trustee, the Custodian and the Marketing Agent makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes or securities generally. Each of S&P, the Sponsor, the Trustee, the Custodian and the Marketing Agent has no obligation or liability in connection with the administration, marketing or trading of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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